UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                   CADIZ INC.
                                   ----------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    127537207
                                    ---------
                                 (CUSIP Number)



                                December 31, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]  Rule 13d-1(b)
                  [X ]  Rule 13d-1(c)
                  [  ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 8

--------------------------                               -----------------------
CUSIP No. 127537207                     13G              Page  2 of 8 Pages
--------------------------                               -----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bedford Oak Partners, L.P. 06-1504646

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     -----  ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             866,950 (see Item 4)
      OWNED          -----  ----------------------------------------------------
       BY                7  SOLE DISPOSITIVE POWER
      EACH
    REPORTING               0
      PERSON         -----  ----------------------------------------------------
       WITH              8  SHARED DISPOSITIVE POWER

                            866,950 (see Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           866,950 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.65% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                               Page 2 of 8 Pages

--------------------------                               -----------------------
CUSIP No. 127537207                     13G              Page  3 of 8 Pages
--------------------------                               -----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bedford Oak Advisors, LLC 13-4007124

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     -----  ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             866,950 (see Item 4)
      OWNED          -----  ----------------------------------------------------
       BY                7  SOLE DISPOSITIVE POWER
      EACH
    REPORTING               0
      PERSON         -----  ----------------------------------------------------
       WITH              8  SHARED DISPOSITIVE POWER

                            866,950 (see Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           866,950 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.65% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------

                               Page 3 of 8 Pages

--------------------------                               -----------------------
CUSIP No. 127537207                     13G              Page  4 of 8 Pages
--------------------------                               -----------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harvey P. Eisen
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     -----  ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             866,950 (see Item 4)
      OWNED          -----  ----------------------------------------------------
       BY                7  SOLE DISPOSITIVE POWER
      EACH
    REPORTING               0
      PERSON         -----  ----------------------------------------------------
       WITH              8  SHARED DISPOSITIVE POWER

                            866,950 (see Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           866,950 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.65% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT

                               Page 4 of 8 Pages

Item 1(a)            Name of Issuer:
                     --------------

                     Cadiz Inc. ("the Company")

Item 1(b)            Address of Issuer's Principal Executive Offices:
                     -----------------------------------------------

                     777 S. Figueroa Street, Suite 4250
                     Los Angeles, California 90017

Items 2(a) and 2(b)  Name of Person Filing and Business Office:
                     -----------------------------------------

                     This statement is filed by: (i) Bedford Oak Partners, LP ("BOP"), (ii) Bedford Oak Advisors, LLC ("BOA") and (iii) Harvey P. Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York 10549.

Item 2(c)            Citizenship:
                     -----------

                     BOP is a Delaware limited partnership.
                     BOA is a Delaware limited liability company.
                     Mr. Eisen is a United States citizen.

Item 2(d)            Title of Class of Securities:
                     ----------------------------

                     Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e)            CUSIP Number:
                     ------------

                     127537207

Item 3               Not Applicable

Item 4               Ownership:
                     ---------

                     The percentages used herein are calculated based upon 11,330,045 shares of Common Stock issued and outstanding as of January 1, 2006, as disclosed by the Company in its prospectus supplement filed on Form 424(b) on February 10, 2006, plus an additional 17,000 shares of Common Stock underlying warrants which are beneficially owned by one of the reporting persons which are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

                     As of the close of business on February 13, 2006:

                     1. Bedford Oak Partners, LP
                     (a) Amount beneficially owned: -866,950-
                     (b) Percent of class: 7.65%
                     (c)(i) Sole power to vote or direct the vote: -0-
                     (ii)  Shared power to vote or direct the vote: -866,950-
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv)  Shared power to dispose or direct the disposition:
                           -866,950-

                               Page 5 of 8 Pages

                     2. Bedford Oak Advisors, LLC
                     (a) Amount beneficially owned: -866,950-
                     (b) Percent of class: 7.65%
                     (c)(i) Sole power to vote or direct the vote: -0-
                     (ii) Shared power to vote or direct the vote: -866,950-
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv) Shared power to dispose or direct the disposition:
                          -866,950-

                      3. Harvey P. Eisen
                     (a) Amount beneficially owned: -866,950-
                     (b) Percent of class: 7.65%
                     (c)(i) Sole power to vote or direct the vote: -0-
                     (ii) Shared power to vote or direct the vote: -866,950-
                     (iii) Sole power to dispose or direct the disposition: -0-
                     (iv) Shared power to dispose or direct the disposition:
                          -866,950-

                     BOA controls 866,950 shares of Common Stock in its capacity as the investment manager of BOP, which owns 866,950 shares of Common Stock including 17,000 shares of Common Stock underlying warrants exercisable within 60 days and are included pursuant to Rule 13d-3(d)(1)(i) of the Act. Harvey
                     P. Eisen controls 866,950 shares of Common Stock in his capacity as the managing member of BOA.


Item 5               Ownership of Five Percent or Less of a Class:
                     --------------------------------------------

                     Not Applicable

Item 6               Ownership of More than Five Percent on Behalf of Another
                     --------------------------------------------------------
                     Person:
                     ------

                     Not Applicable

Item 7               Identification and Classification of the Subsidiary Which
                     ---------------------------------------------------------
                     Acquired the Security Being Reported on By the Parent
                     -----------------------------------------------------
                     Holding Company:
                     ---------------

                     Not Applicable

Item 8               Identification and Classification of Members of the Group:
                     ---------------------------------------------------------

                     Not Applicable

Item 9               Notice of Dissolution of Group:
                     ------------------------------

                     Not Applicable

                               Page 6 of 8 Pages

Item 10              Certification:
                     -------------

          By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 7 of 8 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2006

BEDFORD OAK ADVISORS, LLC


By:  /s/ Harvey P. Eisen
     -----------------------------------
Name:   Harvey P. Eisen
Title:  Chairman and Managing Member


HARVEY P. EISEN


 /s/ Harvey P. Eisen
----------------------------------------


                               Page 8 of 8 Pages